As filed with the Securities and Exchange Commission on June 20, 2012

No. 812-13788

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

MEDLEY CAPITAL CORPORATION, MEDLEY LLC, MCC ADVISORS LLC, MEDLEY

CAPITAL LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY GP LLC, MEDLEY OPPORTUNITY FUND II, LP, MEDLEY OPPORTUNITY FUND

II (CAYMAN) LP, MOF II GP LLC, MOF II GP (CAYMAN) LTD., MOF II MANAGEMENT

LLC, MEDLEY SBIC, LP, MEDLEY SBIC GP, LLC, MEDLEY CREDIT STRATEGIES MASTER

LP, MEDLEY CREDIT STRATEGIES GP, LLC, MEDLEY CREDIT STRATEGIES, LLC

375 Park Avenue, Suite 3304

New York, NY 10152

All Communications, Notices and Orders to:

Brook Taube

Medley Capital Corporation

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

Copies to:

James R. Tanenbaum

Anna T. Pinedo

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 468-8000

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)

MEDLEY CAPITAL CORPORATION, MEDLEY LLC, MCC ADVISORS LLC, MEDLEY CAPITAL LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY GP LLC, MEDLEY OPPORTUNITY FUND II, LP, MEDLEY OPPORTUNITY FUND II (CAYMAN) LP, MOF II GP LLC, MOF II GP (CAYMAN) LTD., MOF II MANAGEMENT LLC, MEDLEY SBIC, LP, MEDLEY SBIC GP, LLC, MEDLEY CREDIT STRATEGIES MASTER LP, MEDLEY CREDIT STRATEGIES GP, LLC, MEDLEY CREDIT STRATEGIES, LLC	) ) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

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File No. 812-13788)

Investment Company Act of 1940)

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INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-l promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	Medley Capital Corporation (“MCC”),

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Medley SBIC, LP (“Medley SBIC”) and its general partner, Medley SBIC GP, LLC (the “SBIC General Partner” and, together with Medley SBIC, MCC and any other of MCC’s wholly-owned subsidiaries, the “Company”),

•	Medley LLC, the holding company for the Adviser and the Affiliated Investment Advisers (each as defined below),

•	MCC Advisors LLC, the Company’s investment adviser (“MCC Advisors” or the “Adviser”),

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Medley Capital LLC, MOF II Management LLC and Medley Credit Strategies, LLC (collectively, the “Affiliated Investment Advisers”) that manage Existing Affiliated Funds (as defined below) and any future investment advisers (other than MCC Advisors) controlling, controlled by or under common control with, the Adviser or the Affiliated Investment Advisers that manage Future Affiliated Funds (as defined below), “Medley Management”),[3]

•

Medley GP LLC, MOF II GP LLC, MOF II GP (Cayman) Ltd. and Medley Credit Strategies GP, LLC (collectively, the “Affiliated General Partners”) together with any future general partners controlling, controlled by, or under common control with, the Affiliated General Partners that manage Future Affiliated Funds (as defined below), (“Medley General Partners”),[4]

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Medley Opportunity Fund LP, Medley Opportunity Fund Ltd., Medley Opportunity Fund II LP, Medley Opportunity Fund II (Cayman) LP and Medley Credit Strategies Master LP (collectively, the “Existing Affiliated Funds” and, together with the Company, Medley LLC, MCC Advisors, Medley Management and the Medley General Partners, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow MCC (or, as the case may be, any other entity advised by the Adviser that is either a business development company (a “BDC”) or a wholly-owned subsidiary of MCC licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958 (the “SBA Act”) as a small business investment company (an “SBIC”), whether or not such wholly-owned subsidiary has elected to be regulated as a BDC (each, an “SBIC Subsidiary”)), on the one hand, and the Existing Affiliated Funds and any future entities advised by the Adviser or Medley Management ( “Future Affiliated Funds”, together with the Existing Affiliated Funds, the “Affiliated Funds”),5 on the other hand, to exit investments or make follow-on investments in, a portfolio company in which the Company and an Affiliated Fund find themselves holding investments of the same or a different class (each such Affiliated Fund, a “Participating Fund”), but where the respective acquisitions of those investments did not occur at the same time or otherwise implicate the joint transaction proscriptions of Section 57(a)(4), and Section 57(a)(4) is

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	Affiliated Investment Advisers are domestic limited liability companies and are directly wholly-owned by and directly controlled by, Medley LLC. Medley LLC is controlled by the Principals (as defined below). Medley LLC currently is exempt from registration under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as a holding company that does not directly advise an investment company. Medley Capital LLC and MOF II Management LLC are registered investment advisers.
[4]	Affiliated General Partners are directly wholly-owned by, and directly controlled by, Medley GP Holdings LLC. Medley GP Holdings LLC is controlled by the Principals (as defined below).
[5]	Any Future Affiliated Fund will either be registered under the Act or exempt from registration as provided by Section 3(c)(1) or 3(c)(7) of the Act.

implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with the exit from, or additional acquisition of, such investment are referred to as “Joint Exit Transactions” and “Joint Follow-On Transactions,” respectively, and together as “Joint Transactions”).

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the application.

I. APPLICANTS

A.	MEDLEY CAPITAL CORPORATION

MCC is an externally managed, closed-end, non-diversified management investment company. MCC filed a registration statement on Form N-2 (File No. 333-166491) under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering on May 3, 2010, which became effective on January 20, 2011. MCC filed an election to be regulated as a BDC under the Act on January 20, 2011.6 In addition, MCC intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. MCC’s principal place of business is 375 Park Avenue, Suite 3304, New York, NY 10152.

The Company’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The Company’s investments are made directly through MCC, and may in the future be made through one or more SBIC Subsidiaries that MCC may establish from time to time. MCC and any such SBIC Subsidiaries may share the same investment strategies and criteria, although they will be subject to different regulatory regimes. The Company’s portfolio will generally consist of secured loans, and, to a lesser extent, subordinate loans and equity positions in situations where they are also a secured lender. The Company seeks to provide customized financing solutions, typically in the form of secured loans to corporate and asset-based borrowers, and may utilize structures such as sale leaseback transactions, direct asset purchases or other hybrid structures that it believes replicate the economics and risk profile of secured loans. The Company may also selectively make subordinated debt and equity investments in borrowers to which they have extended secured debt financing. The Company believes that its proposed investment strategy will allow it to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

The Company’s business and affairs are managed under the direction of MCC’s board of directors (the “Board”). The Board consists of seven members, four of whom are not “interested persons” of MCC as defined in Section 2(a)(19) of the Act (the “Independent Directors”). Each of Andrew Fentress, Brook Taube and Seth Taube (the “Principals”) serves as a director on the Board. The Board delegates daily management and investment authority to MCC Advisors pursuant to an investment management agreement (the “Investment Management Agreement”). MCC Advisors also serves as MCC’s administrator pursuant to an administration agreement (the “Administration Agreement”). Andrew Fentress and Seth Taube are not officers of MCC. Brook Taube serves as MCC’s Chief Executive Officer.

MCC holds interests in seven loans with a combined unaudited fair value of approximately $91.2 million as of March 31, 2012 (the “Loan Assets”), six of which it acquired in connection its initial public offering and the formation transactions related to that offering. The Loan Assets consist of senior secured loans of Allied Cash Holdings LLC, Applied Natural Gas Fuels, Inc., Bennu Glass, Inc., Geneva Wood Fuels LLC, Velum Global Credit Management, LLC and Water Capital USA, Inc. Each of these companies is referred to as a “Portfolio Company” and together as the “Portfolio Companies.” As of the

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

date hereof, Medley LLC, Medley Opportunity Fund LP and/or Medley Opportunity Fund Ltd. owned equity interests in five of the six Portfolio Companies as follows:

•	Allied Cash Holdings LLC is 60% owned by 4-3 Payday LLC, which is 100% owned by an affiliate of Medley LLC;

•	Applied Natural Gas Fuels, Inc. is 7% owned by Medley Opportunity Fund LP and 59% owned by PNG Cayman Holdings, which is owned 100% by Medley Opportunity Fund Ltd.;

•	Bennu Glass, Inc. is 10% owned by Medley Opportunity Fund LP and 90% owned by Bennu Glass Holdings Ltd., which is owned 100% by Medley Opportunity Fund Ltd.;

•	An affiliate of Medley LLC owns warrants to purchase 20% of the common equity of Geneva Wood Fuels LLC; and

•	Medley Opportunity Fund LP owns 100% of 3304 Holdings LLC, which owns 100% of Velum Global Credit Management, LLC.

B.	Medley SBIC, LP and Medley SBIC GP, LLC

Medley SBIC was organized as a limited partnership under the laws of the state of Delaware on February 8, 2012, and submitted an application for a license to operate as an SBIC under the SBA Act with the SBA on December 9, 2011 (the “SBIC Application”). If the SBA approves the SBIC Application, the Company will have the ability to issue, through Medley SBIC, debentures guaranteed by the SBA at favorable interest rates. Medley SBIC will not be registered under the Act based on the exclusion from the definition of investment company contained in Section 3(c)(7) of the Act. MCC directly owns a 100% limited partnership interest in Medley SBIC.

The SBIC General Partner was organized as a limited liability company under the laws of the state of Delaware on February 8, 2012, and is a wholly-owned subsidiary of MCC, which is the sole member of the SBIC General Partner. Each of the Principals are managers of the SBIC General Partner. MCC may remove the managers of the SBIC General Partner at any time, with or without cause, subject to the approval of the SBA.

Medley SBIC is functionally a wholly-owned subsidiary of MCC because MCC and the SBIC General Partner (which is a wholly-owned subsidiary of MCC) own all of the equity and voting interests in Medley SBIC.

Subject to the overall supervision of the Board, the Adviser will serve as the investment adviser to Medley SBIC pursuant to a management services agreement dated as of March 23, 2012 (as amended and re-approved from time to time by the Board, the “Management Services Agreement”).

C.	MEDLEY LLC

Medley LLC is the direct or indirect holding company for the Adviser and the Affiliated Investment Advisers. Medley LLC is controlled by the Principals.

D.	MCC ADVISORS LLC

MCC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act serves as the investment adviser to the Company pursuant to the Investment Management Agreement and the Management Services Agreement (together, the “Management Agreements”). Subject to the overall supervision of the Board, MCC Advisors manages the day-to-day operations of, and provides investment advisory and management services to, the Company. Under the terms of the Management Agreements, MCC Advisors: (i) determines the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments the Company makes (including performing due diligence on the Company’s Portfolio Companies and its prospective portfolio companies); (iii) closes and monitors the investments the Company plans to make; and (iv) determines the securities and other assets that the Company purchases, retains or sells. MCC Advisors’ services under the Management Agreements are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to the Company.

Pursuant to the Administration Agreement, MCC Advisors furnishes MCC with office equipment and clerical, bookkeeping and record keeping services at MCC’s office facilities. Under the Administration Agreement, MCC Advisors also performs, or oversees the performance of, MCC’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations. MCC Advisors is responsible for the financial records that MCC is required to maintain and prepares reports to MCC’s stockholders and reports filed with the Commission. In addition, MCC Advisors assists MCC in determining and publishing MCC’s net asset value, oversees the preparation and filing of MCC’s tax returns and the printing and dissemination of reports to MCC’s stockholders, and generally oversees the payment of MCC’s expenses and the performance of administrative and professional services rendered to MCC by others.

The Affiliated Investment Advisers currently serve as investment advisers to the Existing Affiliated Funds. The Company may co-invest with the Existing Affiliated Funds under an existing order.7 Additionally, Medley Management may serve as investment adviser to Future Affiliated Funds. Any such Future Affiliated Fund may seek to co-invest with the Company and Existing Affiliated Funds at that time. Any Existing or Future Affiliated Fund that co-invests with the Company will have substantially the same investment objectives and strategies as the Company.

MCC Advisors and the Affiliated Investment Advisers are held by Medley LLC. The Principals control Medley LLC.

E.	EXISTING AFFILIATED FUNDS

1.	Medley Opportunity Fund LP

Medley Opportunity Fund LP is a Delaware limited partnership. Medley GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund LP and Medley Capital LLC is the investment adviser for Medley Opportunity Fund LP. The Principals are the managing members of Medley GP LLC and Medley Capital LLC. Medley GP LLC is responsible for managing the business of Medley Opportunity Fund LP. Medley Capital LLC is responsible for investment advisory services for Medley Opportunity Fund LP. Medley Capital LLC and MCC Advisors are under common control of Medley LLC. The Principals control Medley LLC. Medley GP LLC is under common control of Medley GP Holdings LLC. The Principals control Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund LP is similar to the investment strategy of the Company.

2.	Medley Opportunity Fund Ltd.

Medley Opportunity Fund Ltd. is an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Capital LLC is the investment adviser for Medley Opportunity Fund Ltd. The Principals are the managing members of Medley Capital LLC. Medley Capital LLC is responsible for management and operations of Medley Opportunity Fund Ltd. Medley Capital LLC and MCC Advisors are under common control of Medley LLC.

[7]	In the Matter of Medley Capital Corporation, et. al., Investment Company Act Release Nos. 29967 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order).

The investment strategy of Medley Opportunity Fund Ltd. is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund Ltd. is similar to the investment strategy of the Company.

3.	Medley Opportunity Fund II LP

Medley Opportunity Fund II LP is a Delaware limited partnership. MOF II GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund II LP and MOF II Management LLC, a Delaware limited liability company, is the investment adviser for Medley Opportunity Fund II LP. The Principals are the managing members of MOF II GP LLC and MOF II Management LLC. MOF II GP LLC is responsible for managing the business of Medley Opportunity Fund II LP. MOF II Management LLC is responsible for investment advisory services for Medley Opportunity Fund II LP. MOF II Management LLC is under common control of Medley LLC. MOF II GP LLC is under common control of Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund II LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund II LP is similar to the investment strategy of the Company.

4.	Medley Opportunity Fund II (Cayman) LP

Medley Opportunity Fund II (Cayman) LP is an exempted Cayman Islands limited partnership. MOF II GP (Cayman) Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, is the general partner of Medley Opportunity Fund II (Cayman) LP and MOF II Management LLC is the investment adviser for Medley Opportunity Fund II (Cayman) LP. The Principals are the managing members of MOF II Management LLC. MOF II GP (Cayman) Ltd. is managed by a board of directors, consisting of Mr. Brook Taube and two independent members. MOF II GP (Cayman) Ltd. is responsible for managing the business of Medley Opportunity Fund II (Cayman) LP. MOF II Management LLC is responsible for investment advisory services for Medley Opportunity Fund II (Cayman) LP. MOF II Management LLC is under common control of Medley LLC. MOF II GP (Cayman) Ltd. is under common control of Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund II (Cayman) LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund II (Cayman) LP is similar to the investment strategy of the Company.

5.	Medley Credit Strategies Master LP

Medley Credit Strategies Master LP is a Delaware limited partnership. Medley Credit Strategies GP, LLC, a Delaware limited liability company, is the general partner for Medley Credit Strategies Master LP. Medley Credit Strategies, LLC, a Delaware limited liability company, is the investment adviser for Medley Credit Strategies Master LP. Brook Taube, Joseph Schmuckler and Robert Comizio are the managing members of Medley Credit Strategies GP, LLC and Medley Credit Strategies, LLC. Medley Credit Strategies, LLC is responsible for managing the business of Medley Credit Strategies Mast LP. Medley Credit Strategies Master LP is a hedge fund whose investment strategy is to generate current income and capital appreciation by investing and trading in securities.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Sections 3(c)(1) or 3(c)(7) of the Act.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b) of the Act to the extent that the Affiliated Fund may be deemed to be an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Company. The Affiliated Funds and the Company are under common control.

II. RELIEF REQUESTED

A.	JOINT FOLLOW-ON TRANSACTIONS AND JOINT EXIT TRANSACTIONS

1.	Mechanics

The Company and the Affiliated Funds require relief to exit investments in the Portfolio Companies or make follow-on investments in the Portfolio Companies because MCC Advisors and the Affiliated Investment Advisers are under the common control of Medley LLC.

At the time that the investments involving the Loan Assets were entered into by the Company, the transactions did not implicate the prohibitions of Section 57. However, as we discuss further below, it is possible that the Company or an Affiliated Fund may wish to exit the investments involving the Portfolio Companies or that the Company or an Affiliated Fund will complete an additional investment in a Portfolio Company. An additional investment may consist of a debt or equity investment, an investment in warrants or the exercise of conversion privileges or other rights to acquire additional securities of the portfolio company, or restructuring such securities, such as an exchange of one class of such securities for another or an exchange in connection with a new investment. These additional Joint Exit Transactions or Joint Follow-On Transactions may implicate Section 57(a)(4).

In addition, due to the similarities of their investment objectives, there are and may be in the future instances where the Company and an Affiliated Fund find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not occur at the same time or otherwise implicate the joint transaction proscriptions of Section 57(a)(4). For example, the Company or an Affiliated Fund holds or may hold in the future investments that overlap with the holdings of a fund on the “opposite side” (i.e., an Affiliated Fund for the Company, and vice versa). In another scenario, the Company holds or may hold in the future the same or different investment of the same issuer that is held by an Affiliated Fund, where the respective investments were acquired by the Company, on the one hand, and the Affiliated Fund, on the other hand, under circumstances where there was no “jointness” connecting the respective acquisitions. The lack of “jointness” in the initial investment transactions could have arisen because those transactions were separated by time or were otherwise distinct in nature, or under other circumstances where the Company or the Affiliated Fund was able to conclude that Section 57(a) was not implicated. Under both of the foregoing scenarios, no issue arose under Section 57 when the original investments were made, and it is possible that either or both funds may exit the investment or complete a follow-on investment also without implicating Section 57(a), in which case relief of the type being sought in this Application would not be required.

If, however, either the Company or the Affiliated Fund wishes to complete a Joint Exit Transaction or a Joint Follow-On Transaction, the following procedures must be followed to ensure fairness.

2.	Ensuring Fairness in Joint Follow-On Transactions and Joint Exit Transactions.

Joint Follow-On Transactions and Joint Exit Transactions arise as described above. In connection with Joint Follow-On Transactions and Joint Exit Transactions, the following protocols are designed to ensure the fairness of those transactions to the Company:

(1) where the Company and a Participating Fund hold the same investment, no such Participating Fund or the Company will be permitted to engage in a Joint Exit Transaction without obtaining the approvals specified in (2) below unless each such Participating Fund and the Company disposes of its interest in such investment at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to its respective holding of such investment;

(2) where each of the Company and a Participating Fund holds the same investment and the proposed participation of any such Participating Fund or the Company in a proposed Joint Exit Transaction or Joint Follow-On Transaction is disproportionate to its existing holding of such investment (except in situations where the Adviser determines that the Company should not participate in such proposed transaction), then the Adviser will formulate a recommendation as to the participation of the Company in the proposed transaction and submit the recommendation to the Board, to make the determination set forth in condition 6 of this Application;

(3) where a Participating Fund and the Company hold different investments in the same issuer, such Participating Fund may not complete a Joint Follow-On Transaction unless the Company is also offered the opportunity to invest in the same investment at the same time and for the same price; and

(4) where a Participating Fund and the Company hold different investments in the same issuer, such Participating Fund may sell, exchange, or otherwise dispose of its investment in such issuer in a Joint Exit Transaction only if the Company is also offered the opportunity to exit its different investment in the same issuer.8

In connection with the Company’s determination to participate in any of the Joint Exit Transactions or Joint Follow-On Transactions described in (2) and (3) above, the Board must make the determination set forth in condition 6 of this Application. In connection with the Company’s determination to participate in a Joint Exit Transaction as described in (4) above, if the Adviser determines to dispose of the Company’s investment, then the Board must make the determination set forth in condition 6 of this Application.

B.	RATIONALE FOR JOINT EXIT AND JOINT FOLLOW-ON TRANSACTIONS

As described above, the Company and a Participating Fund currently and may in the future find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Section 57(a)(4), and therefore the investments were not made through a co-investment transaction. As the co-investment transaction model is not implicated in these situations, a question arises as to how to ensure that an exit from, or a follow-on investment in, a portfolio company in this situation is made on terms that are fair and equitable and do not harm MCC’s shareholders.

A method for exiting and completing follow-on investments in the described situation may be necessary because at times it will be in the best interests of the shareholders of MCC for the Company to be able to exit investments and to complete follow-on investments. If the Company is not able to exit investments or complete follow-on investments, then the Company may be forced to hold an investment when it is no longer viewed as potentially accretive (in the case of exits) or when more attractive investment opportunities are available (in the case of follow-on investments).

With respect to Joint Follow-On Transactions, Applicants believe that the conditions set forth herein would provide appropriate protection. The fact that the Joint Follow-On Transaction would be effected at a time when the Company and the Affiliated Fund already have respective positions in the portfolio company would seem to be ably addressed by the requirement that a majority of the independent directors make certain findings regarding the fact that the proposed Joint Follow-On Transaction is in the best interests of MCC’s shareholders.

[8]	In both (3) and (4) above, where the Company seeks to complete a follow-on investment or exit an investment in which an Affiliated Fund holds a different investment in the same portfolio company, the Company may proceed without regard to the Affiliated Fund.

With respect to Joint Exit Transactions, Applicants see no basis to impose greater restrictions than those that would be imposed under the traditional co-investment order templates. There will be times when it will be in the best interests of MCC’s shareholders for the Company to divest of a position also held by an Affiliated Fund. Assuming, as Applicants do here, that the Company and the applicable Participating Fund came to and have maintained their respective positions in the portfolio company separately (i.e., Section 57(a)(4) has not been implicated in their circumstances prior to seeking the disposition in question), the layering of additional conditions to a disposition would serve no shareholder protection or policy purpose. Stated differently, the fact that the various conditions typically imposed on the acquisition side of a co-investment program were not applicable to the disjointed acquisitions here should not impact or change the analysis. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive—i.e., where a BDC and an affiliate are acting jointly by investing in the same issuer in some concerted way—were the subject of a protocol designed to prevent the abuse through specific limitations and proactive board involvement, as appropriate. Where, as here, no such presumptively abusive transaction has occurred as a predicate, imposition of the conditions would seem to gratuitously impose a burden for a problem that does not exist. As a result, Applicants believe that applying conditions to the exit or follow-on investment, as applicable, itself, but not adding any other additional conditions, appropriately protects the interests of MCC’s shareholders.

C.	APPLICABLE LAW

1.	Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2.	Section 57(b) of the Act and Rule 57b-1 thereunder.

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: “(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.”

D.	NEED FOR RELIEF

Joint Follow-On Transactions and Joint Exit Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. The Company and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of Medley LLC manage each of the Affiliated Funds and (ii) Medley LLC controls MCC Advisors, which manages the Company pursuant to the Management Agreements. Thus, each of the Affiliated Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Joint Follow-On Transactions and Joint Exit Transactions.

E.	REQUESTED RELIEF

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(c) and 57(i) and Rule 17d-l to permit the Company to participate in: (i) Joint Follow-On Transactions and (ii) Joint Exit Transactions.

F.	APPLICANT’S LEGAL ANALYSIS

In accordance with Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Company (or any person they control) in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the Applicants believe that terms and conditions proposed in the Application ensure that the terms on which Joint Follow-On Transactions and Joint Exit Transactions may be made are consistent with the participation of the Company being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the stockholders or interest holders of any participant from being disadvantaged. For each of the Joint Follow-On Transactions and Joint Exit Transactions, the Company and the Participating Funds will be offered the opportunity to participate in the Joint Follow-On Transactions or Joint Exit Transactions on identical terms and on a pro rata basis based on the total assets of the respective funds. Further, the Applicants believe the terms and conditions will ensure that all such transactions are reasonable and fair to the Company and the applicable Participating Funds and do not involve overreaching by any person concerned, including MCC Advisors. The decision for the Company to participate in any Joint Follow-On Transactions or Joint Exit Transactions will be based on the recommendation of MCC Advisors presented to the Independent Directors of MCC eligible to vote under Section 57(o) (the “Eligible Directors”). The “required majority,” as defined in Section 57(o) of the Act (“Required Majority”) will approve each Joint Follow-On Transaction or Joint Exit Transaction prior to the Company’s participation therein.

If the Adviser or the Principals, or any person controlling, controlled by, or under common control with the Adviser or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of the Company (the “Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating any Joint Transaction, because the ability of the Adviser or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any such voting trust or proxy adviser, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

G.	PRECEDENTS

The Commission has granted co-investment relief on numerous occasions in recent years; however, there is no precedent for relief relating to joint exits and joint follow-on transactions.

H.	CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Except for follow-on investments made pursuant to other exemptive orders or conditions 4 and 5 below, the Company will not invest in any portfolio company in which MCC Advisors, Medley Management or any Affiliated Fund or any affiliated person thereof is an existing investor, if making such investment would violate Section 57(a).

2.

Except as described below, neither the Company nor any Participating Fund will engage in a Joint Exit Transaction unless, subject to the following sentence, each such Participating Fund and the Company disposes of its interest in such investment at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to its respective holding of such investment.[9] If the proposed participation of any Participating Fund or the Company in a proposed disposition is disproportionate to its existing holding of such investment (except in situations where the Adviser determines that the Company should not participate in such proposed transaction), the Adviser shall formulate a recommendation as to the participation of the Company in the proposed transaction and submit the recommendation to the Eligible Directors for their consideration. The Adviser’s

[9]	However, where the issuer of the investment in question makes an exchange offer or tender offer to all holders of the investment in question and where there is no negotiation of terms other than price, the Company or the Affiliated Fund may exit the investment regardless of whether the other fund exits, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale) the Company and an Affiliated Fund would not need to comply with the following procedures.

recommendation will include an explanation of why the Company or the Affiliated Fund, as applicable, is not participating to the extent of its proportionate amount. The Company shall not engage in a Joint Exit Transaction in a disproportionate amount to a Participating Fund (except in situations where the Adviser determines that the Company should not participate in such proposed transaction) unless a Required Majority have made the determinations set forth in condition 6.

3.

If a Participating Fund and the Company hold different investments in the same issuer, such Participating Fund may sell, exchange, or otherwise dispose of its investment in such issuer in a Joint Exit Transaction only if prior notice of such disposition is provided to the Adviser and the Company is also offered the opportunity to exit its different investment in the same issuer.[10] If the Adviser determines that the Company should dispose of its investment, the Adviser will make a recommendation regarding the disposition of the investment held by the Company to the Eligible Directors to permit them to make a determination regarding the disposition of such investment in accordance with condition 6.

4.	No Participating Fund may engage in a Joint Follow-On Transaction unless the Participating Fund and the Company engage in such Joint Follow-On Transaction at the same time and in amounts proportionate to their respective holdings of such investments. If a Participating Fund anticipates engaging in a Joint Follow-On Transaction in an amount disproportionate to its holding, the Participating Fund will advise the Adviser of its intention to make a disproportionate Joint Follow-On Transaction. The Adviser will formulate a recommendation as to the proposed Joint Follow-On Transaction by the Company and submit the recommendation to the Eligible Directors (except in situations where an Adviser determines that the Company should not participate in such proposed transaction). That recommendation will include an explanation why a Participating Fund is not participating to the extent of, or exercising, its proportionate amount. Prior to any such disproportionate Joint Follow-On Transaction, the Company must obtain approval for the transaction (except in situations where an Adviser determines that the Company should not participate in such proposed transaction) as set forth in this condition 4.

5.	If a Participating Fund and the Company hold different investments in the same issuer, no such Participating Affiliated Fund may complete a Joint Follow-On Transaction unless the Company is also offered the opportunity to invest in the same investment at the same time and for the same price. The Adviser will formulate a recommendation as to the proposed purchase of such investment by the Company and submit the recommendation to the Eligible Directors. If the aggregate amount recommended by the Adviser to be invested by the Company in such Joint Follow-On Transaction, together with the amount proposed to be invested by all Affiliated Funds in the same Joint-Follow-On Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment. Prior to any such investment, the Company must obtain approval for the transaction as set forth in condition 6.

[10]	However, as stated above, where the issuer of the investment in question makes an exchange offer or tender offer to all holders of the investment in question and where there is no negotiation of terms other than price, the Company or the Affiliated Fund may exit the investment regardless of whether the other fund exits, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment (for example, as a result of a bankruptcy proceeding or a contractual "drag along" provision pursuant to which a unaffiliated third party can require a sale) the Company and an Affiliate Fund would not need to comply with the following procedures.

6.

(a) If the Adviser deems the Company’s participation in any Joint Exit Transaction or Joint Follow-On Transaction to be appropriate for the Company, it will determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Adviser to be invested by the Company in such Joint Transaction, together with the amount proposed to be invested by the Participating Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on one hand, and the Participating Funds’ capital available for investment in the asset class being allocated, on the other hand, to the aggregate capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. The Company’s and any Participating Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and diversification requirements and other investment policies and restrictions set by the Board, or a Participating Fund’s directors, general partners or adviser, or imposed by applicable laws, rules, regulations or interpretations. The Adviser will provide the Eligible Directors with information concerning each party’s available capital to assist the Eligible Directors with their review of the Company’s investment for compliance with these allocation procedures.

(c) After making the determinations required in conditions 6(a) and (b), the Adviser will distribute written information concerning the Joint Transaction, including the amount proposed to be invested by each Participating Fund, to the Eligible Directors for their consideration. The Company will complete a Joint Transaction with a Participating Fund only if, prior to the Company’s and the Participating Fund’s participation, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching by the Company or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of MCC’s stockholders; and

(B) the Company’s investment objectives and strategies (as described in MCC’s registration statement on Form N-2 and other filings made with the Commission by MCC under the 1933 Act, any reports filed by MCC with the Commission under the Securities Exchange Act of 1934, as amended, and MCC’s reports to stockholders);

(iii) the investment by the Participating Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any Participating Fund; provided, that if any Participating Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (6)(c)(iii), if

(A) the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser agrees to, and does, provide periodic reports to the Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Participating Fund or any affiliated person of a Participating Fund receives in connection with the right of the Participating Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among Participating Funds (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not benefit the Adviser or the Affiliated Funds or any affiliated person of either of them (other than the other parties to the Joint Exit Transaction or Joint Follow-On Transaction), except (a) to the extent provided by condition 11; (b) to the extent permitted by Section 17(e) or 57(k); (c) indirectly, as a result of an interest in securities issued by one of the parties to the Joint Exit Transaction or Joint Follow-On Transaction; or (d) in the case of fees or other compensation described in condition 6(c)(iii)(C).

7.	The Independent Directors will be provided quarterly for review a record of all investments made by Affiliated Funds during the preceding quarter that (i) fell within the Company’s then current investment objective and strategies and met certain criteria determined by the Independent Directors from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of the investment as well as any control or management rights available to the Company and (ii) were not made available to the Company, as well as an explanation of why the investment opportunities were not offered to the Company, so that the Independent Directors may determine whether the conditions of the order have been met.

8.	The Company will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

9.	No Independent Director will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of any Affiliated Fund.

10.	The expenses, if any, associated with acquiring, holding or disposing of any investments acquired in a Joint Follow-On Transaction or Joint Exit Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by MCC Advisors or Medley Management, be shared by the co-investors in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

11.

Any transaction fee (including break-up, structuring or commitment fees but excluding broker’s fees contemplated by Section 57(k)(2) or 17(e)(2) of the Act, as applicable, and administration fees) received in connection with a Joint Follow-On Transaction or Joint Exit Transaction will be distributed to the Company and the Affiliated Fund on a pro rata basis based on the amount they invested or committed, as the case may be, in such Joint Follow-On Transaction or Joint Exit Transaction. If any transaction fee is to be held by the Adviser or any other adviser that is part of Medley Management pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser or such other adviser, as the case may be, at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will be divided pro rata among the participants based on the amount they invest in such Joint Follow-On Transaction or Joint Exit Transaction. The Affiliated Funds, Medley Management, MCC Advisors or an Affiliate of the foregoing (other than MCC) will not receive additional compensation or remuneration of any kind (other than (a) in the case of the Company and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 6(c)(iii)(C) and (b) in the case of the Adviser, investment advisory fees paid in accordance the Affiliated Funds’ agreements) as a result of or in connection with a Joint Follow-On or Joint Exit Transaction.

12.	If the Adviser, the Principals, any person controlling, controlled by, or under common control with the Adviser or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of MCC (“Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

III. PROCEDURAL MATTERS

A.	COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

Brook Taube

Medley Capital Corporation

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

James R. Tanenbaum

Anna T. Pinedo

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 468-8000

B.	AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that Medley Capital Corporation (f/k/a Medley Capital BDC LLC), by resolution duly adopted by the sole member on June 23, 2010 (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 20th day of June, 2012.

[Signature page follows.]

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Chief Executive Officer

MEDLEY LLC

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Manager

MEDLEY CAPITAL LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY GP LLC, MEDLEY OPPORTUNITY FUND II LP, MEDLEY OPPORTUNITY FUND II (CAYMAN) LP, MOF II GP LLC, MOF II GP (CAYMAN) LTD., MOF II MANAGEMENT LLC, MEDLEY SBIC, LP, MEDLEY SBIC GP, LLC, , MEDLEY CREDIT STRATEGIES MASTER LP, MEDLEY CREDIT STRATEGIES GP, LLC, MEDLEY CREDIT STRATEGIES, LLC

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated June 20, 2012, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Chief Executive Officer

MEDLEY LLC

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Manager

MEDLEY CAPITAL LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY GP LLC, MEDLEY OPPORTUNITY FUND II LP, MEDLEY OPPORTUNITY FUND II (CAYMAN) LP, MOF II GP LLC, MOF II GP (CAYMAN) LTD., MOF II MANAGEMENT LLC, MEDLEY SBIC, LP, MEDLEY SBIC GP, LLC, MEDLEY CREDIT STRATEGIES MASTER LP, MEDLEY CREDIT STRATEGIES GP, LLC, MEDLEY CREDIT STRATEGIES, LLC

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Authorized Person

EXHIBIT A

Resolutions of the Sole Member of

Medley Capital Corporation (f/k/a Medley Capital BDC LLC)

RESOLVED, that the sole member of Medley Capital BDC is hereby authorized in the name and on behalf of Medley Capital BDC to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the sole member executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted by Written Consent dated June 23, 2010)

A-1